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Exhibit 4.2

2003 SUPPLEMENTAL INDENTURE

        2003 SUPPLEMENTAL INDENTURE, dated as of June 9, 2003 (this "Supplemental Indenture"), between FIRST DATA CORPORATION, a Delaware corporation (hereinafter called the "Company"), having its principal executive office at 6200 South Quebec Street, Greenwood Village, Colorado 80111, and WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, a national banking association (hereinafter called the "Trustee"), having its Corporate Trust Office at Sixth and Marquette, Minneapolis, Minnesota 55479. Capitalized terms used in this Supplemental Indenture, unless otherwise defined herein, shall have the meanings set forth in the Indenture (as defined below).

RECITALS

        WHEREAS, the Company and the Trustee are parties to that certain Indenture dated as of March 26, 1993 (the "Indenture"), as supplemented by the First Supplemental Indenture dated as of October 4, 1995 and the 2001 First Supplemental Indenture dated as of February 28, 2001, providing for the issuance by the Company from time to time of its debentures, notes, bonds or other evidences of indebtedness ("Debt Securities"); and

        WHEREAS, the Company and the Trustee desire to amend certain provisions of the Indenture as provided herein, such amendments to be effective only with respect to series of Debt Securities established after the date hereof, unless the Company specifies that all or a portion of this Supplemental Indenture shall not apply to any such series.

        WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement of the Company in accordance with its terms have been done, and the execution and delivery thereof have been in all respects duly authorized by the parties hereto.

        NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Trustee hereby agree as follows:

  SECTION 1. Amendments to the Indenture.

        1.1.  The following definition contained in Section 1.01 of the Indenture shall be amended in its entirety to read as follows:

          "Indebtedness" means (1) any liability of any Person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations, but excluding Trade Payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (2) any liability of others described in the preceding clause (1) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (3) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) and (2) above, except that (i) the issuance of payment instruments, consumer funds transfers, or other amounts paid to or received by the Company, any of its Subsidiaries or any agent thereof in the ordinary course of business in order for the Company or such Subsidiary to make further distribution to a third party shall not constitute "Indebtedness", in each case to the extent payment in respect thereof has been received by the Company, such Subsidiary or any agent thereof and (ii) temporary overdraft obligations incurred in the ordinary course of business in connection with settlement procedures between merchants and transaction card issuers shall not constitute "Indebtedness".

        1.2.  The following definition shall be added to Section 1.01 of the Indenture, such definition to be inserted in its applicable alphabetical location:

          "Restricted Subsidiary" at any time, means any Subsidiary which has revenues, determined on a consolidated basis (with its Subsidiaries) in accordance with generally accepted accounting principles, equal to or exceeding 10% of the Company's consolidated revenues for the most recently completed fiscal year of the Company for which financial information is then available.

        1.3.  The definition of "Affiliated Corporation" contained in Section 1.01 of the Indenture shall be deleted in its entirety.

        1.4.  Section 5.01(5) of the Indenture shall be amended in its entirety to read as follows:

          (5)   default (i) in the payment of any scheduled principal of or interest on any Indebtedness of the Company or any Subsidiary of the Company (other than Debt Securities of such series), aggregating more than $25 million in principal amount, when due after giving effect to any applicable grace period or (ii) in the performance of any other term or provision of any Indebtedness of the Company or any Subsidiary of the Company (other than Debt Securities of such series) in excess of $25 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or defaults and stating that such notice is a "Notice of Default" hereunder; or

        1.6.  Section 5.01(6) of the Indenture shall be amended in its entirety to read as follows:

          (6)   the entry against the Company or any Subsidiary of the Company of one or more judgments, decrees or orders by a court having jurisdiction in the premises from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $25 million, and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution and there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such entry and continuance of such judgment, decree or order and stating that such notice is a "Notice of Default" hereunder; or

        1.7.  Section 12.07(g) of the Indenture shall be amended in its entirety to read as follows:

          (g)   any mortgage, pledge or other lien or encumbrance not otherwise permitted under this Section; provided, the aggregate amount of indebtedness secured by all such any mortgages, pledges, liens or encumbrances, together with the aggregate sale price of property involved in sale and leaseback transactions not otherwise permitted except under Section 12.08(a) does not exceed the greater of $100,000,000 or 15% of Consolidated Stockholders' Equity.

        1.8.  Section 12.08(a) of the Indenture shall be amended in its entirety to read as follows:

          (a)   the sum of the aggregate sale price of property involved in sale and leaseback transactions not otherwise permitted under this Section plus the aggregate amount of indebtedness secured by all mortgages, pledges, liens and encumbrances not otherwise permitted except under Section 12.07(g) does not exceed the greater of $100,000,000 or 15% of Consolidated Stockholders' Equity; or

        1.9.  Section 12.09 of the Indenture shall be amended in its entirety to read as follows:

          Section 12.09. Limitation on Restricted Subsidiary Indebtedness.

          The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume or guarantee any Indebtedness unless immediately thereafter the aggregate amount of all Indebtedness of Restricted Subsidiaries (excluding Indebtedness owed to the Company or a Restricted Subsidiary, including any renewal or replacement thereof) and the discounted present value of all net rentals payable under leases covered by Section 12.08 (and not expressly excluded therefrom) would not exceed 20% of Consolidated Stockholders' Equity; provided, however, that, solely for purposes of this covenant, Indebtedness shall not include indebtedness incurred in connection with overdraft or similar facilities related to settlement, clearing and related activities by a Restricted Subsidiary in the ordinary course of business consistent with past practice to the extent that such indebtedness remains outstanding for a period not to exceed 72 hours; and provided, further, that any indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary or other entity or (ii) assumed by the Company or a Subsidiary in connection with the acquisition of all or a portion of the business of such Person, shall not be deemed to be Indebtedness created, incurred, assumed or guaranteed by a Restricted Subsidiary or otherwise deemed to be Indebtedness of a Restricted Subsidiary for purposes of this covenant.

        1.10. Section 12.10 shall be added to the Indenture and shall read in its entirety as follows:

          Section 12.10. Waiver of Certain Covenants.

          The Company may omit in any particular instance to comply with any term, provision or condition set forth in Sections 12.05, 12.07, 12.08 and 12.09 (and, if so specified pursuant to Section 3.01, any other covenant not set forth herein and specified pursuant to Section 3.01 to be applicable to the Securities of any series, except as otherwise provided pursuant to Section 3.01) with respect to the Debt Securities of any series if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent expressly so waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

        SECTION 2. Application and Effectiveness of Supplemental Indenture.    (a) This Supplemental Indenture shall be effective as of the date first above written. Each and every term and condition contained in this Supplemental Indenture that modifies or amends the terms and conditions of the Indenture shall apply only to series of Debt Securities established under the Indenture after the date of this Supplemental Indenture. Except as specifically amended by, or to the extent inconsistent with, this Supplemental Indenture, the Indenture shall remain in full force and effect and is hereby ratified and confirmed. Each reference in the Indenture to "this Indenture" shall mean the Indenture as amended by this Supplemental Indenture, and as hereafter amended, restated or supplemented.

        (b)   Notwithstanding paragraph (a) above, the Company may, with respect to any series of Debt Securities established after the date hereof, specify pursuant to Section 3.01 of the Indenture that all or a portion of this Supplemental Indenture shall not apply to such series. If the Company so specifies, then such series shall be governed by the Indenture read without giving effect to such specified portions of this Supplemental Indenture.

        SECTION 3. Counterparts.    This Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

        SECTION 4. Governing Law.    This Supplemental Indenture shall be deemed to be a contract made and to be performed entirely in the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of said State without regard to the conflicts of law rules of said State.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first above written.

FIRST DATA CORPORATION
	By:	/s/ STANLEY J. ANDERSEN Name: Stanley J. Andersen Title: Assistant Secretary
Attest:
/s/ JOSEPH MULLIN Name: Joseph Mullin Title: Assistant Secretary
WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, as Trustee
	By:	/s/ MICHAEL T. LECHNER Name: Michael T. Lechner Title: Assistant Vice President
Attest:
/s/ JULI PELLETIER Name: Juli Pelletier Title: Corporate Trust Officer

Signature Page
2003 Supplemental Indenture

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2003 SUPPLEMENTAL INDENTURE